SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                         (Amendment No. __________){1}


                              @Entertainment, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  045920 10 5
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Not Applicable
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box /   /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)
                              (Page 1 of 14 Pages)


**FOOTNOTES**

     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.  045920 10 5                13D                   Page 2 of 14 Pages


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Polish Investments Holding L.P.
           06-1326310

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           OO

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                  7    SOLE VOTING POWER
  NUMBER OF            See Item 5
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          See Item 5
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               See Item 5

                 10    SHARED DISPOSITIVE POWER
                       See Item 5

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,703,000 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           29.1%

 14        TYPE OF REPORTING PERSON*
           PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of @Entertainment, Inc. (the "Company"), a Delaware corporation whose principal executive offices are located at One Commercial Plaza, Hartford, Connecticut 06103-3585.

Item 2.   IDENTITY AND BACKGROUND.

     (a)  NAME:

          Polish Investments Holding L.P.

     (b)  RESIDENCE OR BUSINESS ADDRESS:

          c/o Chase Enterprises
          One Commercial Plaza
          Hartford, Connecticut 06103-3585

     (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

          The reporting person is a limited partnership whose purpose is to hold investments for the benefit of its partners.

          Chase Polish Enterprises, Inc. ("CPEI") is the sole general partner of the reporting person. CPEI's principal business is serving as general partner of the reporting person and Cable Investments L.P. ("CILP"). Arnold L. Chase and Cheryl A. Chase each own 50% of the outstanding capital stock of CPEI and are its sole directors and executive officers. Arnold L. Chase's principal occupation is Executive Vice President of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. Cheryl A. Chase's principal employment is Vice President and General Counsel of DTCE. The principal business address of Arnold L. Chase and Cheryl A. Chase and the address of DTCE is One Commercial Plaza, Hartford, Connecticut 06103-3585.

     (d) During the past five years, none of the reporting person, CPEI, Arnold L. Chase or Cheryl A. Chase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the reporting person, CPEI, Arnold L. Chase or Cheryl A. Chase has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP:

          The reporting person is a Delaware limited partnership. CPEI is a Delaware Corporation. Arnold L. Chase and Cheryl A. Chase are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The reporting person is not reporting any purchases.

          On January 27, 1999, Arnold L. Chase purchased 2,000 units from the Company in a private transaction, each such unit consisting of one Series B 12% Cumulative Preference Share, par value $.01, and one warrant to purchase 110 shares of Common Stock. All such warrants (the "ALC Warrants") are currently exercisable. The aggregate consideration for such purchase was $2,000,000.00, including commissions and costs payable by the Company. The funds to purchase such units were personal funds of Arnold L. Chase.

          On January 27, 1999, Cheryl A. Chase purchased 1,000 units from the Company in a private transaction, each such unit consisting of one Series B 12% Cumulative Preference Share, par value $.01, and one warrant to purchase 110 shares of Common Stock. All such warrants (the "CAC Warrants") are currently exercisable. The aggregate consideration for such purchase was $1,000,000.00, including commissions and costs payable by the Company. The funds to purchase such units were personal funds of Cheryl A. Chase.

Item 4.   PURPOSE OF TRANSACTION.

          The reporting person is holding all of the shares of Common Stock it beneficially owns for investment purposes. Based on the reporting person's ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for its shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of its present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time. CPEI, Arnold L. Chase and Cheryl A. Chase are each holding the shares of Common Stock beneficially owned by them for investment purposes. Such persons reserve the same rights and may make the same evaluation as the reporting person.

          Other than the above, as of the date hereof, the reporting person, CPEI, Arnold L. Chase and Cheryl A. Chase do not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person beneficially owns 9,703,000 shares of Common Stock, representing approximately 29.1% of the 33,310,000 shares of Common Stock reported to be outstanding as of September 30, 1998 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998). As of the date hereof, CPEI may be deemed to be a beneficial owner of the 9,703,000 shares beneficially owned by the reporting person. As of the date hereof, Arnold
L. Chase beneficially owns 9,926,000 shares of Common Stock (including the 9,703,000 shares beneficially owned by the reporting person and 220,000 shares issuable upon the exercise of the ALC Warrants), representing approximately 29.6% of the 33, 310,000 shares of Common Stock reported to be outstanding as of September 30, 1998. As of the date hereof, Cheryl A. Chase beneficially owns 10,546,000 shares of Common Stock (including the 9,703,000 shares beneficially owned by the reporting person and 110,000 shares issuable upon exercise of the CAC Warrants), representing approximately 31.6% of the 33,310,000 shares of Common Stock reported to be outstanding as of September 30, 1998.

          This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) 110,000 shares of Common Stock, or approximately 0.3% of the shares of Common Stock reported to be outstanding, beneficially owned by Cheryl A. Chase, (ii) 733,000 shares of Common Stock, or approximately 2.2% of the shares of Common Stock reported to be outstanding, owned by the Cheryl A. Chase Marital Trust (the "CACMT"), a trust of which Cheryl A. Chase and Kenneth N. Musen are the trustees and Cheryl A. Chase and her children are the beneficiaries, (iii) 223,000 shares of Common Stock, or approximately 0.7% of the shares of Common Stock reported to be outstanding, beneficially owned by Arnold L. Chase, (iv) 615,000 shares of Common Stock, or approximately 1.8% of the shares of Common Stock reported to be outstanding, beneficially owned by Rhoda L. Chase, the mother of Arnold L. Chase and Cheryl A. Chase, or (v) 110,000 shares of Common Stock, or approximately 0.3% of the shares of Common Stock reported to be outstanding, beneficially owned by The Darland Trust, a trust of which Rothschild Trust Cayman Limited is trustee and Cheryl A. Chase and her children are the beneficiaries.

     (b) The reporting person is a limited partnership whose sole general partner is CPEI. As general partner, CPEI manages the reporting person, which includes directing the voting and disposition of the shares of Common Stock owned by the reporting person. Arnold L. Chase and Cheryl A. Chase each own 50% of the outstanding capital stock of CPEI and are its sole directors and executive officers. As a result of their control over the management of the reporting person, CPEI, Arnold L. Chase and Cheryl A. Chase may be deemed to share the power to direct the vote and disposition of the 9,703,000 shares of Common Stock owned by the reporting person.

          The reporting person has a special class of partnership interests (the "Preferred PIHLP Interests") which entitle the holders to a pro rata right and preference to 1,050,000 of the shares of Common Stock held by the reporting person and any proceeds related thereto. These interests are held by the reporting person's limited partner, CILP, and its general partner, CPEI. CILP has a special class of partnership interests (the "Preferred CILP Interests") which entitle the holders to a pro rata right and preference to all of the Preferred PIHLP Interests held by CILP, and any assets and/or proceeds derived therefrom. These interests are held by CPEI, as general partner, and Arnold L. Chase, the Sandra Chase Grantor Trust, the Arnold Chase Spray Trust, the Cheryl Chase Spray Trust and Chase Cable LLC, as limited partners.

          As described in Item 6, below, the Preferred PIHLP Interests may be redeemed for the 1,050,000 shares of Common Stock to which they relate, and the Preferred CILP Interests may be redeemed for the Preferred PIHLP Interests to which they relate. Alternatively, a holder of Preferred CILP Interests may direct CPEI, as general partner of both the reporting person and CILP, to redeem the related Preferred PIHLP Interests for shares of Common Stock and then redeem the holder's Preferred CILP Interests for such shares of Common Stock. In addition, the holders of the preferred partnership interests may direct CPEI to effect the sale of the shares of Common Stock to which such interests relate while such shares are held by the reporting person or CILP. As a result of such rights, the holders of the Preferred PIHLP Interests and Preferred CILP Interests (and the trustees, managers and members of such holders) may be considered beneficial owners of 1,050,000 of the shares of Common Stock held by the reporting person.

          CILP is a Delaware limited partnership whose purpose is to hold investments for the benefit of its partners. The address of CILP is c/o Chase Enterprises, One Commercial Plaza, Hartford, Connecticut 06103-3585.

          The Sandra Chase Grantor Trust is a trust of which Kenneth N. Musen is the trustee and Sandra M. Chase, the wife of Arnold L. Chase, is the beneficiary. The Arnold Chase Spray Trust is a trust of which Kenneth
N. Musen is the trustee and Arnold L. Chase and his children are the beneficiaries. The Cheryl Chase Spray Trust is trust of which Kenneth N. Musen is the trustee and Cheryl A. Chase and her children are the beneficiaries. Each such trust was formed under the laws of the state of Connecticut. The address of each of these trusts is c/o Kenneth N. Musen, Bergman, Horowitz & Reynolds, P.C., 157 Church Street, P.O. Box 426, New Haven, Connecticut 06502.

          Chase Cable LLC is a Delaware limited liability company of which Arnold L. Chase and Cheryl A. Chase are the members and Kenneth N. Musen is the manager. Its principal business is holding investments. Its address is c/o Kenneth N. Musen, Bergman, Horowitz & Reynolds, P.C., 157 Church Street, P.O. Box 426, New Haven, Connecticut 06502.

          Kenneth N. Musen is an attorney. His principal business address is Bergman, Horowitz & Reynolds, P.C., 157 Church Street, P.O. Box 426, New Haven, Connecticut 06502. Kenneth N. Musen is a citizen of the United States of America.

          During the past five years, none of CILP, CPEI, Cheryl A. Chase, Arnold L. Chase, the Sandra Chase Grantor Trust, the Arnold Chase Spray Trust, the Cheryl Chase Spray Trust, Chase Cable LLC or Kenneth N. Musen has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of such persons or entities has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Upon the exercise of the ALC Warrants, Arnold L. Chase will have the sole power to vote, direct the vote of, dispose of and direct the disposition of 220,000 shares of Common Stock received by him as a result of such exercise. In addition, Arnold L. Chase has the sole power to vote, direct the vote of, dispose of and direct the disposition of 3,000 shares of Common Stock held by him as custodian for his son.

          Upon the exercise of the CAC Warrants, Cheryl A. Chase will have the sole power to vote, direct the vote of, dispose of and direct the disposition of the 110,000 shares of Common Stock received by her as a result of such exercise. In addition, Cheryl A. Chase serves as joint trustee with Kenneth N. Musen of the CACMT, a trust which holds 733,000 of the shares of Common Stock. As trustees, the reporting person and Kenneth
N. Musen have the joint power to direct the vote and the disposition of such shares on behalf of the CACMT.

     (c) All transactions in the Common Stock effected by or on behalf of the reporting person, CPEI, Arnold L. Chase and Cheryl A. Chase in the past 60 days are described in Item 3 hereof.

     (d) As a result of the relationships and rights described in Item 5(b), CPEI, Arnold L. Chase and Cheryl A. Chase may be deemed to share the power to direct the receipt of dividends from, and the proceeds from the sale of, the 9,703,000 shares of Common Stock owned by the reporting person and the holders of the Preferred PIHLP Interests and Preferred CILP Interests (and the trustees, managers and members of such holders) may be deemed to share the power to direct the receipt of dividends from, and the proceeds from the sale of, 1,050,000 of such shares.

          Upon the exercise of the ALC Warrants, Arnold L. Chase will have the sole right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the 220,000 shares of Common Stock received by him as a result of such exercise. Dividends on, and the proceeds from the sale of, the 3,000 shares of Common Stock held by Arnold
L. Chase as custodian for his son will be received by Arnold L. Chase as such custodian.

          Upon the exercise of the CAC Warrants, Cheryl A. Chase will have the sole right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the 110,000 shares of Common Stock received by her as a result of such exercise. As a result of the relationships and rights described in Item 5(b), the reporting person, Kenneth N. Musen and the CACMT may be deemed to share the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 733,000 shares of Common Stock beneficially owned by the CACMT.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), dated June 22, 1997, as amended by an amendment thereto (the "Amendment to Registration Rights Agreement"), dated as of June 22, 1997, each among the Company, the reporting person, ECO Holdings III Limited Partnership ("ECO"), Roger M. Freedman, Steel LLC, the AESOP Fund, L.P. and the CACMT, the Company has granted the other parties to the Registration Rights Agreement certain registration rights with respect to the Common Stock held by them. In particular, the reporting person and ECO have the right, beginning after March 29, 1999, to demand that the Company register their shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"). Each of the reporting person and ECO can make three such demands. The reporting person and ECO also have the right, beginning after March 29, 2001, to demand that the Company register their shares of Common Stock in a shelf registration pursuant to Rule 415 under the Securities Act. Each of the reporting person and ECO can make one such demand. In addition, all of the parties to the Registration Rights Agreement have the right to have their shares of Common Stock included in certain registrations of the Company's securities which are effected by the Company. All such registration rights expire on March 29, 2004, and are subject to certain limitations and conditions contained in the Registration Rights Agreement.

          Pursuant to a letter agreement (the "PIHLP Letter Agreement"), dated March 24, 1998, between CPEI, as general partner of the reporting person, and all of the limited partners of the reporting person, CPEI, as general partner of the reporting person, has agreed that, upon the request of CILP, as holder of the limited Preferred PIHLP Interests, CPEI will (i) redeem the Preferred PIHLP Interests for the shares of Common Stock to which they relate or (ii) effect the sale of such shares of Common Stock while such shares are held by the reporting person. The other limited partners of the reporting person have agreed in such letter agreement not to interfere with such transactions or with certain redemptions, withdrawals, liquidations or transfers of Preferred PIHLP Interests. At the time the PIHLP Letter Agreement was entered into, there were Preferred PIHLP Interests relating to 1,650,000 shares of Common Stock. As of the date hereof, the outstanding Preferred PIHLP Interests relate to 1,050,000 shares of Common Stock.

          Pursuant to a letter agreement (the "CILP Letter Agreement"), dated March 24, 1998, between CPEI, as general partner of the reporting person and CILP, and all of the limited partners of CILP, CPEI, as general partner of the reporting person and CILP, has agreed that, upon the request of a holder of Preferred CILP Interests, CPEI will (i) redeem the Preferred CILP Interests for the Preferred PIHLP Interests to which they relate, (ii) redeem such Preferred PIHLP Interests for shares of Common Stock and then redeem the Preferred CILP Interests for such shares of Common Stock, or
(iii) effect the sale of the shares of Common Stock to which the holder's Preferred CILP Interests relate while such shares are held by either the reporting person or CILP. The other limited partners of CILP have agreed in such letter not to interfere with such transactions or with certain redemptions, withdrawals, liquidations or transfers of Preferred
CILP Interests. At the time the CILP Letter Agreement was entered into, there were Preferred CILP Interests relating to 1,633,000 shares of Common Stock. As of the date hereof, the outstanding Preferred CILP Interests relate to 1,033,000 shares of Common Stock.

          On January 22, 1999, Arnold L. Chase, Cheryl A. Chase and Rhoda
L. Chase entered into a Purchase Agreement with the Company (the "Purchase Agreement") relating to their purchase from the Company of an aggregate of 5,000 Series B 12% Cumulative Preference Shares (the "Cumulative Preference Shares") and 5,000 warrants (the "Preference Warrants"), including the ALC Warrants and the CAC Warrants, each entitling the holder to purchase 110 shares of Common Stock. Cheryl A. Chase assigned her right to purchase a certain of such shares and warrants to the Darland Trust. The transactions contemplated by the Purchase Agreement were consummated on January 27, 1999. In addition to provisions relating to such transactions, the Purchase Agreement contains agreements by the purchasers to comply with certain restrictions on the transfer of such securities, and agreements by the Company to provide information in connection with resales by the purchasers. The Purchase Agreement also contains customary indemnification and contribution provisions.

          The Preference Warrants are issued under a Preference Warrant Agreement, dated January 27, 1999, between the Company and Bankers Trust Company (the "Preference Warrant Agreement"), and are represented by Preference Warrant Certificates (the "Preference Warrant Certificates"). Each Preference Warrant entitles the holder to purchase from the Company 110 shares of Common Stock at an exercise price of $10.00 per share.
The number of shares for which each Preference Warrant is exercisable and the exercise price are subject to adjustment, as provided in the Preference Warrant Certificates and the Preference Warrant Agreement.
The Preference Warrants expire on February 1, 2010. While the Preference Warrants are currently exercisable, holders of the Preference Warrants may not sell or otherwise dispose of the shares of Common Stock issuable upon their exercise until January 27, 2000. After such date, such shares may be sold if the Preference Warrant Stock Shelf Registration Statement (as defined below) is effective or if such sale is exempt from the registration requirements of the Securities Act.

          The Preference Warrant Agreement provides that the initial purchasers of the Preference Warrants (the "Initial Purchasers") will have the right of first refusal to purchase, at the same per share price and on the same terms and conditions, a pro rata share of New Securities (as defined below) which the Company may, from time to time, sell or issue after January 27, 1999. In general, an Initial Purchaser's "pro rata share" is the ratio of the number of shares of Common Stock that such Initial Purchaser has the right to acquire pursuant to the Preference Warrants held by it immediately prior to the issuance of New Securities, to the total number of shares of Common Stock outstanding immediately prior to the issuance of New Securities, assuming full conversion of all outstanding securities convertible into or exchangeable for Common Stock and exercise of all outstanding rights, options and warrants for Common Stock. For the purpose of the Initial Purchasers' pre-emptive rights, the term "New Securities" means any Common Stock, whether now authorized or not, and any rights, options or warrants to purchase any such Common Stock, and securities of any type whatsoever that are, or may become, convertible into Common Stock; provided that the term "New Securities" does not include: (i) securities issued in connection with an acquisition by the Company of another business entity or business segment of such an entity, whether by merger, purchase of substantially all the assets, or by other reorganization; (ii) certain securities issued to employees, consultants, officers or directors of the Company pursuant to a stock option, stock purchase, stock bonus or similar plan, provided that such securities have an exercise price of no less than the fair market value of the Common Stock on the date of the grant; (iii) securities issued in connection with any stock split, stock dividend, recapitalization or other reorganization of the Company; (iv) securities issued upon the exchange, exercise or conversion of any security that was the subject of a right of first refusal pursuant to the Preference Warrant Agreement; (v) treasury shares; (vi) any right, option or warrant to acquire any security convertible solely into the securities excluded from the definition of New Securities pursuant to subsections (i) through (v) above; (vii) any Common Stock, or any rights, options or warrants or shares convertible into or exchangeable for Common Stock, which the Company was, on or before January 27, 1999, required to issue; (viii) Common Stock or any rights, options or warrants or shares convertible into or exchangeable for Common Stock which the Company shall issue on January 27, 1999 in connection with its offering of certain senior discount notes due 2009; or (ix) any Common Stock or any rights, options or warrants, or shares convertible or exchangeable into Common Stock, issued or sold to any Initial Purchaser by the operation of any rights described in the Preference Warrant Agreement or pursuant to any other antidilution arrangement with any other person. Upon the disposition by any Initial Purchaser of all of its Preference Warrants, such Initial Purchaser shall have no further pre-emptive rights under the Preference Warrant Agreement.

          Pursuant to a Preference Registration Rights Agreement (the "Preference Registration Rights Agreement"), dated as of January 27, 1999, between the Company and Morgan Grenfell Private Equity Limited ("MGPE"), Arnold L. Chase, Cheryl A. Chase, Rhoda L. Chase and The Darland Trust, the Company has agreed that the it will use its best efforts to have declared effective, by July 7, 1999, a shelf registration statement (the "Shelf Registration Statement") with respect to resales of the Cumulative Preference Shares. The Company will use reasonable efforts to keep such registration statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act with respect to all holders of Cumulative Preference Shares, provided, that the Company has the right, under certain circumstances, to periodically suspend the availability of such registration statement, as provided in the Preference Registration Rights Agreement. If such shelf registration statement is not effective within the time period set forth above or is unavailable for periods in excess of those permitted under the Preference Registration Rights Agreement, dividends will accrue on the Cumulative Preference Shares at an annual rate of 13% of the accreted liquidation preference per share, in lieu of the regular annual dividend rate of 12%, until such effectiveness or availability.

          Pursuant to a Preference Warrant Registration Rights Agreement (the "Preference Warrant Registration Rights Agreement"), dated as of January 27, 1999, between the Company and MGPE, Arnold L. Chase, Cheryl A. Chase, Rhoda L. Chase and The Darland Trust, the Company has agreed to use its best efforts to cause to be declared effective under the Securities Act, no later than July 7, 1999, a shelf registration statement (the "Preference Warrant Shelf Registration Statement") to provide for the resale of the Preference Warrants. In addition, the Company has agreed to use its best efforts to cause to be declared effective under the Securities Act, no later than January 27, 2000, a shelf registration statement (the "Preference Warrant Stock Shelf Registration Statement") to provide for the issuance of the shares of Common Stock issuable upon the exercise of the Preference Warrants. The Company is required to use reasonable efforts to maintain the effectiveness of the Preference Warrant Shelf Registration Statement and the Preference Warrant Stock Shelf Registration Statement until such time as all Preference Warrants have expired or have been exercised or redeemed, provided, that the Company has the right, under certain circumstances, to periodically suspend the availability of such registration statements, as provided in the Preference Warrant Registration Rights Agreement.

          In the event that the (i) the Preference Warrant Shelf Registration Statement or the Preference Warrant Stock Shelf Registration Statement has not been declared effective by the Commission on or prior to the date specified for such effectiveness or (ii) following the date such Preference Warrant Shelf Registration Statement or Preference Warrant Stock Shelf Registration Statement is declared effective by the Commission, it shall cease to be effective without being restored to effectiveness by amendment or otherwise within the time period specified in the Preference Warrant Registration Agreement (each such event referred to in clauses (i) and (ii), a "Preference Warrant Shelf Registration Default"), the Company shall pay as liquidated damages ("Liquidated Damages") to each holder of Preference Warrants or Preference Warrant Shares an amount (the "Damage Amount") equal to $.0025 per week per Preference Warrant for each week that the Preference Warrant Shelf Registration Default continues. The amount of Liquidated Damages will increase by an additional $.0025 per week per Preference Warrant with respect to each subsequent 90-day period until such Preference Warrant Shelf Registration Default has been cured, up to a maximum amount of Liquidated Damages of $.0125 per week per Preference Warrant.

          The Preference Registration Rights Agreement and the Preference Warrant Registration Rights Agreement include customary covenants on the part of the Company and provide that the Company will indemnify the holders of Cumulative Preference Shares, Preference Warrants and Preference Warrant Shares included in any registration statement and any underwriter with respect thereto against certain liabilities under the Securities Act and the Exchange Act.

          The foregoing description of the Registration Rights Agreement, Amendment to Registration Rights Agreement, PIHLP Letter Agreement, CILP Letter Agreement, Purchase Agreement, Preference Warrants, Preference Warrant Agreement, Preference Warrant Certificates, Preference Warrant Registration Rights Agreement and Preference Registration Rights Agreement is subject to, and is qualified in its entirety by reference to, the Registration Rights Agreement, Amendment to Registration Rights Agreement, PIHLP Letter Agreement, CILP Letter Agreement, Purchase Agreement, Preference Warrant Agreement, Form of Preference Warrant Certificate, Preference Warrant Registration Rights Agreement and Preference Registration Rights Agreement, each of which is filed as an exhibit to this Statement on
Schedule 13D.

          Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d)(3) of the Exchange Act or Rule 13d-5(b) (1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Registration Rights Agreement

     (2)  Amendment to Registration Rights Agreement

     (3)  PIHLP Letter Agreement

     (4)  CILP Letter Agreement

     (5)  Purchase Agreement

     (6)  Preference Warrant Agreement*

     (7)  Form of Preference Warrant Certificate

     (8)  Preference Warrant Registration Rights Agreement

     (9)  Preference Registration Rights Agreement

_____________________
* To be filed by amendment.

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    February 11, 1999             POLISH INVESTMENTS HOLDING L.P.


                                        By:  Chase Polish Enterprises, Inc.




                                        By:  /s/ Cheryl A. Chase
                                             ------------------------------
                                             Name:  Cheryl A. Chase
                                             Title: Exec. Vice President